

September 22, 2010

Steven Sunyich
Chief Executive Officer
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd.
Las Vegas, Nevada, 89119

      Re: **Ideal Financial Solutions, Inc.**
              Form 10-12G/A
              Filed September 10, 2010
              File No. 000-53922

Dear Mr. Sunyich:

      We have reviewed your registration statement and response letter dated September 10, 2010 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 26, 2010.

Form 10-12G/A filed September 10, 2010

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.   We note from your responses to prior comments 2 and 4 that you incurred charge-backs of $281,000 in March and April 2010 and $244,000 in May and June 2010 related to the failure of a lead provider to utilize terms and conditions in an agreed-upon format. As previously requested, describe the impact on revenue recognition and indicate the period that the associated revenue was recognized. As part of your response, tell us whether you corrected revenue previously reported.

2.   In response to prior comment 2, you indicate that you have implemented control procedures for prospective arrangements. As previously requested, tell us how you have ensured that all other historical revenue transactions have not resulted from poor data or improper referrals or sign-ups.

      If you have questions or comments on the financial statements and related matters, please contact Melissa Walsh, Staff Accountant, at (202) 551-3224. If you require further assistance, you may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief